For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ontario

Ministère des Services gouvernementaux et des Services aux consommateurs

Ontario Corporation Number
Numéro de la société en Ontario

5008578

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 01 JANVIER, 2019

Barbara Plackitt (17)

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT) :

THE FLOWR CORPORATION

2. The address of the registered office is:
Adresse du siège social :

100 ALLSTATE PARKWAY, SUITE 201

Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

MARKHAM ONTARIO L3R 6H3

Name of Municipality or Post Office /
Nom de la municipalité ou du bureau de poste

Postal Code/Code postal

3. Number of directors is:
Nombre d'administrateurs :

Fixed number / Nombre fixe:

OR minimum and maximum / OU minimum et maximum: 3 15

4. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
THOMAS FLOW	600 HORN CRESCENT KELOWNA, BC V1W 4Y6	Yes
LYLE OBERG	2055 MANUEL DRIVE KELOWNA, BC V1Z 2W3	Yes
STEVEN KLEIN	1450 BROADWAY, 40TH FLOOR NEW YORK, NY 10018	No

4. Directors Continued

Director Name	Address for service	Resident Canadian
VINAY TOLIA	3 MCALPINE STREET, SUITE 710, TORONTO, ONTARIO M5R 3T5	YES
DAVID MILLER	140 MOUNTAINTOP ROAD, BERNARDSVILLE, NJ 07924	NO
RISHI SHAH	924 N CLARK, CHICAGO, IL 60610	NO
ANDRÉ DE BARROS TEIXEIRA	QUNITA DA PENHA LONGA ALDEAMENTO D, CASA 13 ALCABIDECHE 2645-103 PORTUGAL	NO
MAURICE LEVESQUE	9 - 4020 21 STREET NW EDMONTON, ALBERTA T6T 1T8	YES
KAREN BASIAN	21 HAWARDEN COURT TORONTO, ONTARIO M5P 1M6	YES

5. Method of amalgamation, check A or B
Méthode choisie pour la fusion – Cocher A ou B :

A - **Amalgamation Agreement / Convention de fusion :**

☐ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the *Business Corporations Act* on the date set out below.

Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

or
ou

B - **Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales :**

☒ The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the *Business Corporations Act* on the date set out below.

Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

THE FLOWR CORPORATION

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation Year année	 Month mois	 Day jour
THE FLOWR CORPORATION	5003039	2018	12	31
THE FLOWR GROUP INC.	5002275	2018	12	31

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None.

7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of Common shares and an unlimited number of Preferred shares, issuable in series.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Please see pages 4a - 4b attached.

The rights, privileges, restrictions and conditions for each of Common shares and Preferred shares are set out as follows:

A. COMMON SHARES

The Common shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. **Voting Rights**. The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall confer the right to one (1) vote for each Common share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another class or series of shares of the Corporation are entitled to vote separately as a class or series, as provided in the *Business Corporations Act* (Ontario) (the "**Act**").

2. **Dividends**. The holders of the Common shares shall be entitled to receive, as and when properly declared by the board of directors of the Corporation dividends on the Common shares at any time outstanding which the directors may determine to declare and pay in any fiscal year of the Corporation, provided that the directors shall declare dividends on the Preferred shares, or on any other class of shares without being obliged to declare any dividends on the Common shares of the Corporation.

3. **Liquidation, Dissolution and Winding-up**. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Preferred shares and to any other shares ranking equal to the Common shares, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

B. PREFERRED SHARES

The Preferred shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. **Issuable in Series.**

   a) the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

b) the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the Common shares and over any other shares of the Corporation ranking by their terms junior to the Preferred shares of that series. The Preferred shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common shares and any other such Preferred shares as may be fixed in accordance with clause B1(a); and

c) if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

N/A

10. Other provisions, (if any):
Autres dispositions, s'il y a lieu :

N/A

11. The statements required by subsection 178(2) of the *Business Corporations Act* are attached as Schedule "A".
Les déclarations exigées aux termes du paragraphe 178(2) de la *Loi sur les sociétés par actions* constituent l'annexe A.

12. A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe B.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and **original signature** of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). **Only a director or authorized signing officer can sign on behalf of the corporation.** / Nom et **signature originale** d'un administrateur ou d'un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire). **Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.**

THE FLOWR CORPORATION

Names of Corporations / Dénomination sociale des sociétés
By / *Par*

"Alexander Dann"	ALEXANDER DANN	CHIEF FINANCIAL OFFICER
Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

THE FLOWR GROUP INC.

Names of Corporations / Dénomination sociale des sociétés
By / *Par*

"Alexander Dann"	ALEXANDER DANN	CHIEF FINANCIAL OFFICER
Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés
By / *Par*

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés
By / *Par*

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés
By / *Par*

Signature / *Signature*	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

SCHEDULE "A"

Statement of Director or Officer
Under Subsection 178(2) of
the Business Corporations Act (Ontario)

I am the Chief Financial Officer of The Flowr Corporation and the Chief Financial Officer of The Flowr Group Inc. I have conducted such examinations of the books and records of The Flowr Corporation and The Flowr Group Inc. (the "**Amalgamating Corporations**") as are necessary to enable me to make this statement. This Statement is made pursuant to subsection 178(2) of the *Business Corporations Act* (Ontario) (the "**Act**"). In my capacity as Chief Financial Officer of The Flowr Corporation and of The Flowr Group Inc., I state that:

1. There are reasonable grounds for believing that:

   (a) each of the Amalgamating Corporations is, and the corporation continuing from the amalgamation of the Amalgamating Corporations (the "**Corporation**") will be, able to pay its liabilities as they become due, and

   (b) the realizable value of the Corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

2. There are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation.

DATED December 31, 2018.

"Alexander Dann"

Name: Alexander Dann

Title: Chief Financial Officer

RESOLUTION OF THE DIRECTORS

OF

THE FLOWR CORPORATION

(the "Corporation")

December 31, 2018

RECITAL

The Corporation has agreed to amalgamate with its wholly-owned subsidiary The Flowr Group Inc. (the "**Flowr Group**") under subsection 177(1) of the *Business Corporations Act* (Ontario) (the "**Act**").

RESOLVED THAT

1. The Corporation is authorized to amalgamate with the Flowr Group under subsection 177(1) of the Act and continue as one corporation.

2. Upon the endorsement of a Certificate of Amalgamation under subsection 178(4) of the Act, all shares of the Flowr Group shall be cancelled without any repayment of capital in respect of the shares. None of the shares of the Corporation shall be cancelled.

3. The articles of amalgamation shall be the same as the articles of the Corporation.

4. The by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation.

5. No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

6. Any director or officer of the Corporation is authorized to execute and deliver articles of amalgamation, execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

[signature page follows]

Execution Procedure

The undersigned, being all of the directors of the Corporation, hereby sign the foregoing resolutions in accordance with the provisions of the *Business Corporations Act* (Ontario) with effect on the date first above written. These resolutions may be signed and delivered in counterparts and by electronic means and when so signed and delivered shall be deemed to be an original bearing the date first above written.

"Thomas Flow" Thomas Flow	*"Lyle Oberg"* Lyle Oberg
"Steven Klein" Steven Klein	*"David Miller"* David Miller
"Rishi Shah" Rishi Shah	*"Vinay Tolia"* Vinay Tolia
"André de Barros Teixeira" André de Barros Teixeira	*"Maurice Levesque"* Maurice Levesque
"Karen Basian" Karen Basian	

SCHEDULE "B-2"

RESOLUTION OF THE DIRECTORS

OF

THE FLOWR GROUP INC.
(the "Corporation")

December 31, 2018

RECITALS

(a) The Corporation is a wholly-owned subsidiary of The Flowr Corporation (the "**Parent**").

(b) The Corporation has agreed to amalgamate with the Parent under subsection 177(1) of the *Business Corporations Act* (Ontario) (the "**Act**").

RESOLVED THAT

1. The Corporation is authorized to amalgamate with the Parent under subsection 177(1) of the Act and continue as one corporation.

2. Upon the endorsement of a Certificate of Amalgamation under subsection 178(4) of the Act, all shares of the Corporation, including all shares which have been issued and are outstanding, shall be cancelled without any repayment of capital in respect of the shares.

3. The articles of amalgamation shall be the same as the articles of the Parent.

4. The by-laws of the amalgamated corporation shall be the same as the by-laws of the Parent.

5. No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

6. Any director or officer of the Corporation is authorized to execute and deliver articles of amalgamation, execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

[signature page follows]

Execution Procedure

The undersigned, being all of the directors of the Corporation, hereby sign the foregoing resolutions in accordance with the provisions of the *Business Corporations Act* (Ontario) with effect on the date first above written. These resolutions may be signed and delivered in counterparts and by electronic means and when so signed and delivered shall be deemed to be an original bearing the date first above written.

"Thomas Flow"	*"Lyle Oberg"*
Thomas Flow	Lyle Oberg
"Steven Klein"	*"David Miller"*
Steven Klein	David Miller